East Shore Distributors, Inc.
1020 Fourth Avenue
Wall Township, NJ 07719

October 31, 2011

John Reynolds
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	East Shore Distributors, Inc.
Registration Statement on Form S-1
Filed September 19, 2011
File No. 333-176918

Mr. Reynolds:

By letter dated October 14, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided East Shore Distributors, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1, originally filed on September 19, 2011 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

Front Cover Page of Registration Statement

1. If you intend to rely on Rule 415 of Regulation C under the Securities Act of 1933, as amended, please check the appropriate box.

RESPONSE: The Company has revised the cover page to check the appropriate box on the cover page to the Registration Statement.

Outside Front Cover Page of Prospectus

2. Please revise your disclosure to clarify that the selling shareholders must continue to sell at a fixed price until a public market emerges for your common stock.  In this regard, we note that the electronic quotations, trading, messaging, and information platforms maintained by the OTC Markets Group, Inc. (informally known as “Pink Sheets”) do not constitute a public market.

RESPONSE:  In consideration of the above comment, we have revised the outside front cover page of the prospectus to state that our selling shareholders must continue to sell at a fixed price until a public market emerges for the Company’s common stock.  The Company acknowledges that electronic quotations, trading, messaging, and information platforms maintained by the OTC Markets Group, Inc. do not constitute a public market.

Risk Factors, page 4

3. Please revise your risk factors to clarify the risk being addressed in the subheading of the risk factor.  In this regard we note for example your risk factors “We have a limited product portfolio and our primary source of revenue…,” “We do not have any patents, copyrights or trademarks…,” and “We use Chinese manufacturers for the production of our products,” among others.

RESPONSE:  We have revised our risk factors to clarify the risks being addressed in the subheadings of each respective risk factor.

Some of Our Products May Require FDA Approval…, page 5

4. Please revise this risk factor to clearly state the likelihood that you will require FDA approval to sell to each of your current markets and each of the target markets.  In this regard, clearly state whether the sale of your alcohol test strips to the public will require FDA approval and revise to address the law enforcement market if applicable.  Also, clarify here or under Description of Business what you mean by “forensic” uses.

RESPONSE: We have revised this risk factor, as well as other sections in the Registration Statement, to clarify that in order to market the alcohol test strips in the United States the Company will be required to obtain FDA 510(k) pre-market notification approval (“510(k) Approval”).  Costs associated with obtaining 510(k) Approval would be $2,024 for the initial filing fee and approximately $2,000 to $4,000 for expert consultation in connection with the initial filing application.  Additionally, the Company would be required to pay a $2,024 annual fee for each year the alcohol test strips are sold commercially.  At this time, the Company has not applied for 510(k) Approval.  The Company may in the future apply for 510(k) Approval in order to market the alcohol test strips in the United States, and at such time, the Company will disclose its application and approval as appropriate.  Further, we have removed the references to the law enforcement market and forensic uses.  None of our other current product offerings require FDA approval or 510(k) Approval.

Plan of Distribution, page 14

5. Please revise your disclosure to disclose that the selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with any sales covered by the registration statement.

RESPONSE: We have amended the Plan of Distribution section in the Registration Statement to clarify that the selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with any sales covered by the Registration Statement.

Description of Business, page 17

6. We note your risk factor “The ability to successfully deploy our business model…” on page eight, which refers to your business model being heavily dependent on the state of South American and Central American economies.  Despite this statement, you only appear to briefly address Brazil, Argentina and Chile in the prospectus.  Please revise your disclosure throughout this section and elsewhere as appropriate to discuss your recent and planned business operations in South and Central America.  See Item 101(h)(4) of Regulation S-K.

RESPONSE: We have revised the above referenced risk factor to remove all references to Central America as the Company has not yet commenced operations, marketing or sales in any Central American countries.  If the Company chooses to market its products in Central America in the future, the Company will update its disclosure accordingly.  Further, we have expanded our discussion of our planned marketing efforts and business operations in South America in accordance with Item 101(h)(4) of Regulation S-K.

7. Please revise to provide the disclosure called for by Item 101(h)(4)(ix) of Regulation S-K with respect to each of your products.  In this regard, clarify the applicability of FDA and foreign regulations on your business.  Furthermore, provide more detailed disclosure regarding the costs and fees associated with the FDA approval process for your alcohol test strips.

RESPONSE:  Of our current product offerings, only our alcohol test strips would require FDA approval, and more specifically, 510(k) Approval.  Costs associated with obtaining 510(k) Approval would be $2,024 for the initial filing fee and approximately $2,000 to $4,000 for expert consultation in connection with the initial filing application.  Additionally, the Company would be required to pay a $2,024 annual fee for each year the alcohol test strips are sold commercially.  At this time, the Company has not applied for 510(k) Approval.  The Company may in the future apply for 510(k) Approval in order to market the alcohol test strips in the United States, and at such time, the Company will update its disclosure as appropriate.  Any necessary regulatory approvals to sell our product offerings in Brazil or Argentina (or other foreign countries other than the United States where we market our products in the future) are obtained directly by our customers.

Methods of BAC Testing, page 21

8. Please provide the basis for your statements in the last paragraph of page 21 regarding the reasons for breathalyzers providing inaccurate readings.  Also please provide any known information on the average margin of error of such products.

RESPONSE: We have revised the Registration Statement to include a basis for the statements made related to breathalyzers providing inaccurate readings.  Individual breathalyzer’s rates of error vary between each individual product.  For example, the AlcoHAWK® PT750 Professional, which retails at $900, maintains a sensor accuracy of ±0.01% @ 0.05%.  In comparison, the AlcoHAWK® Slim, which retails for $50, maintains a sensor accuracy of ±0.01% @ 0.02%.  The margin of error is therefore highly dependent on the breathalzyer’s quality.  We clarified in the Registration Statement that it is the Company’s goal to compete against the lower-quality breathalyzer devices.

The Reality of Measuring BAC for Individual Consumers, page 22

9. Please revise this section to provide the basis for your statements or to remove overly promotional disclosure.

RESPONSE: We have removed this section entirely from the Registration Statement.

Manufacturing and Supply of the Alcohol Strips, page 25

10. Please revise here and under the similar heading on page 27 to clarify the location of your suppliers for each of your products.  For example, we note the reference to “some of” your suppliers being based in China in the first paragraph of page nine.

RESPONSE: Our current supplier for the alcohol test strips is based in Shanghai in the People’s Republic of China.  Our supplier for both the hand and face creams is located in California.  We have revised the Registration Statement to clarify the location of our manufacturers.

11. Please revise to provide additional disclosure regarding the “corrective action program” referred to in the second paragraph of this section.

RESPONSE: For every order of our products that are manufactured and delivered to a customer, a sample batch is kept at both the Company’s offices and the manufacturer’s facility for the entire shelf-life of the product.  If a customer has a complaint (i.e. the product does not function properly), both the manufacturer and the Company will check the sample batch to determine whether or not the complaint is valid.  If it is determined that the product is non-conforming to proper specifications, the manufacturer will replace all defective merchandise at no cost to the customer.  We have revised the Registration Statement to include such disclosure.

Distribution Methods of the Alcohol Strips, page 25

12. Please reconcile your disclosure in the last paragraph of this section that you “may” seek FDA approval to market directly to consumers with your disclosure in the first paragraph under Competition that you “plan on” selling direct to consumers and your disclosure under Alcohol Strip Marketing on page 24.

RESPONSE: We have revised the Registration Statement to clarify that we are currently selling our alcohol test strips to purchasers in South America who will sell them directly to consumers.  At such time that the Company decides to apply for and obtain 510(k) Approval, the Company would plan on marketing the alcohol test strips directly to consumers in the United States.

Competition, page 25

13. We note your disclosure in various locations in your prospectus that your alcohol test strips may be used to detect blood alcohol concentrations greater than 0.02% and your disclosure under Limitation of Alcohol Strips on page 24 that such strips do not indicate or measure the exact level of intoxication.  Other than a brief reference in the first sentence of page 24 that possibly indicates otherwise, it appears that your product cannot assess whether an individual has exceeded legal BAC limits in the United States and many other markets listed on page 21.  In light of this disclosure, it is unclear how you compete with products such as Breathalyzers that would seem to provide more detailed information, albeit somewhat prone to inaccurate readings.  Please revise as appropriate to address these factors.

RESPONSE: We have revised this section to clarify that the Company intends the alcohol strips to compete directly with the lower-end model breathalyzer devices.  The Company believes that the cost and portability of the alcohol test strips make it a convenient alternative to those who wish to determine their BAC level without spending a lot of money on a top-of-the-line breathalyzer model.  The alcohol test strips can in fact determine an approximate BAC level using increments of 0.02, beginning at 0.00 to 0.10.  We have revised the Registration Statement accordingly.

Our Current Cosmetic Product Offerings, page 26

14. Please revise your disclosure to provide the disclosure called for by Item 101(h)(4) of Regulation S-K for both of your current cosmetic product offerings.  In this regard, we note that you have provided limited information regarding your current business operations with respect to these products.

RESPONSE: We have revised the Registration Statement to include additional information related to our cosmetic product offerings in accordance with Item 101(h)(4) of Regulation S-K.

Future Planned Products, page 27
Competition, page 29

15. We note your statement that users of your product will not “experience the inevitable withdrawal associated with caffeine intake” as compared to Sheets Energy Strips.  Please provide the basis of this statement in light of the caffeine content of guarana, one of the ingredients you intend to use in your product.

RESPONSE: The inclusion of the ingredient guarana when describing the makeup of the energy strips was an error.  Our planned energy strips contain no guarana, but rather ginseng, a natural stimulant, which does not contain caffeine.  We have revised the Registration Statement appropriately.

Business Development, page 29

16. We note your disclosure that “[your] ability to achieve [your] operational goals and commence [your] planned operations is dependent on [your] ability to raise a sufficient amount of proceeds in this private placement of securities.”  It appears that your current Form S-1 is for the registration of shares for resale by your shareholders, and that you will not receive any proceeds from the resale of shares.  Please revise to further describe the private placement, including its timing and the amount of proceeds that you expect to receive.

RESPONSE:  We have revised this section in the Registration Statement to clarify that the Company is dependent on future private placements of securities.

Management’s Discussion and Analysis, page 32
Results of Operations, page 32
For the Period from June 11, 2010 (Inception) to February 28, 2011
Revenues, page 32

17. We note your revenues from operations of $21,000 from June 11, 2010 (inception) through February 28, 2011, and your revenues from operations of zero during the three months ended May 31, 2011.  Please revise to describe the products sold or services performed that comprised the revenue of $21,000 from June 11, 2010 (inception) through February 28, 2011.  Also revise to discuss the reason(s) for the decrease of revenue to zero for the three months ended May 31, 2011.

RESPONSE: We have revised the Registration Statement to disclose the products sold that comprised the Company’s revenue in the respective periods disclosed.

Liquidity & Capital Resources, page 33

18. We note that under Plan of Distribution on page 15 you estimate that the expenses associated with this offering will be approximately $14,000 and state that you will bear such expenses on behalf of the selling stockholders.  Please revise your disclosure to specifically address how such expenses will affect your liquidity and capital resources.

RESPONSE: We have revised the Registration Statement to address the offering expenses and how such expenses will affect the Company’s liquidity and capital resources.

19. Please revise this section to specifically discuss the $3,000 related party loan you received in November 2010 to the extent such loan remains outstanding.

RESPONSE:  We have included a description of the $3,000 related party loan the Company received in November 2010 in the Liquidity and Capital Resources section.

20. We note your statement in the last paragraph of this section that you anticipate your operational and general and administrative expenses for the next 12 months will total approximately $100,000.  Please provide a more detailed description of these expenses under the heading Plan of Operation on page 32.

RESPONSE: We have revised the Plan of Operation section to include a more detailed description of our anticipated expenses.

21. We note your disclosure that professional and legal services costs are approximately $2,500 a month, or $30,000 annualized, and that you expect your current cash reserves to last for approximately 10 months.  We further note that you anticipate your operational, and general and administrative expenses for the next 12 months will total approximately $100,000, and that these expenses will be financed through your cash on hand of $20,000 plus approximately $80,000 in sales.  Please revise to reconcile these two statements to your cash and cash equivalents balance of $6,482 as of May 31, 2011 (page F-10).

RESPONSE: We have revised the Registration Statement based on our cash equivalents balance as of August 31, 2011.

Directors, Executive Officers, Promoters and Control Persons, page 34

22. Please revise your description of Mr. Fridman’s business experience on page 35 to cover the last five years and to clarify the following:

•	In what capacity he developed the strong trading relationships with business partners and entities in South America over the “past five years;” and

•	How many hours per week he currently devotes to the business and intends to devote to the business.

RESPONSE: We have revised the Registration Statement to include an updated description of Mr. Fridman’s business experience.

Transactions with Related Persons, page 37

23. Please tell us what consideration you have given to including the related party loan described in Note 3 on page F-8.  In this regard, please note the heightened reporting standards for smaller reporting companies in Item 404(d)(1) of Regulation S-K.

RESPONSE: The Company has included a description of the related party loan from the Company’s Chief Executive Officer, Alex Fridman, to the Company in the amount of $3,000.  The Company has also attached a copy of the related promissory note as an exhibit to the Registration Statement.

Financial Statements Index, page F-9

24. Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X.  Also update your summary financial data (page three) and MD&A, results of operations (page 32) accordingly.

RESPONSE: The Company has updated its financial statements to include unaudited financial statements for the period ended August 31, 2011, in accordance with Rule 8-08 of Regulation S-X.  The Company has also updated its summary financial data and management’s discussion and analysis of financial condition and results of operations, accordingly.

25. Please include an unaudited statement of stockholders’ equity for the period from the latest fiscal year ended February 28, 2011 to the interim balance sheet date presented in your Form S-1/A1.  Refer to ASC 505-10-50-2.

RESPONSE: The Company has included an unaudited statement of stockholder’s equity for the period from the latest fiscal year ended February 28, 2011 to August 31, 2011, in accordance with ASC 505-10-50-2.

Recent Sales of Unregistered Securities, page 42

26. We note the reference to 3,600 shares in the third paragraph of this section.  If you intended to refer to 3,600,000 shares, please revise accordingly.

RESPONSE: We have corrected the scrivener’s error in the third paragraph of the recent sales of unregistered securities section to reflect the correct number of shares of 3,600,000.

Exhibits

27. Please file Exhibits 3.1 and 3.2 in the proper electronic format.  Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format.  Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

RESPONSE: We have re-filed Exhibit 3.1 and 3.2 in proper electronic format in accordance with Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

28. We note that you have not filed any exhibits pursuant to Item 601(b)(10) of Regulation SK.  Please advise us of whether you have any existing contracts with respect to the manufacturing, supply or distribution of your products.  For example, we note your discussion of relationships with distributors for Brazil on page 24.

RESPONSE: The Company does not currently have any existing manufacturing, supply or distribution contracts.  At such time that the Company enters into a material agreement, the Company will file such agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

Further, the Company acknowledges that:

(1)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Alex Fridman
Alex Fridman
Chief Executive Officer
East Shore Distributors, Inc.